UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D
(Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
TO § 240.13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO
§ 240.13d-2(a)

(Amendment No. 3)1

Alere Inc.
(Name of Issuer)

Common Stock, par value $0.001 per share
(Title of Class of Securities)

01449J105
(CUSIP Number)

JEROME LANDE
COPPERSMITH CAPITAL MANAGEMENT, LLC
1370 Sixth Avenue, 25th Floor
New York, New York 10019
(212) 804-8001

STEVE WOLOSKY
OLSHAN FROME WOLOSKY LLP
Park Avenue Tower
65 East 55th Street
New York, New York 10022
(212) 451-2300
(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

July 8, 2013
(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box ☐.

Note:  Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.  See § 240.13d-7 for other parties to whom copies are to be sent.

_______________
1              The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP NO. 01449J105

1	NAME OF REPORTING PERSON COPPERSMITH CAPITAL MANAGEMENT, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS AF, WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION DELAWARE
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 1,950,000
	8	SHARED VOTING POWER - 0 -
	9	SOLE DISPOSITIVE POWER 1,950,000
	10	SHARED DISPOSITIVE POWER - 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,950,000
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 2.4%
14	TYPE OF REPORTING PERSON OO

CUSIP NO. 01449J105

1	NAME OF REPORTING PERSON JEROME J. LANDE
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION USA
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER - 0 -
	8	SHARED VOTING POWER 1,950,000
	9	SOLE DISPOSITIVE POWER - 0 -
	10	SHARED DISPOSITIVE POWER 1,950,000
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,950,000
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 2.4%
14	TYPE OF REPORTING PERSON IN

CUSIP NO. 01449J105

1	NAME OF REPORTING PERSON CRAIG ROSENBLUM
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION USA
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER - 0 -
	8	SHARED VOTING POWER 1,950,000
	9	SOLE DISPOSITIVE POWER - 0 -
	10	SHARED DISPOSITIVE POWER 1,950,000
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,950,000
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 2.4%
14	TYPE OF REPORTING PERSON IN

CUSIP NO. 01449J105

1	NAME OF REPORTING PERSON SCOPIA LONG LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION DELAWARE
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 39,318
	8	SHARED VOTING POWER - 0 -
	9	SOLE DISPOSITIVE POWER 39,318
	10	SHARED DISPOSITIVE POWER - 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 39,318
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) Less than 1%
14	TYPE OF REPORTING PERSON OO

CUSIP NO. 01449J105

1	NAME OF REPORTING PERSON SCOPIA PARTNERS QP LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION DELAWARE
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 38,528
	8	SHARED VOTING POWER - 0 -
	9	SOLE DISPOSITIVE POWER 38,528
	10	SHARED DISPOSITIVE POWER - 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 38,528
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) Less than 1%
14	TYPE OF REPORTING PERSON OO

CUSIP NO. 01449J105

1	NAME OF REPORTING PERSON SCOPIA PX, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION DELAWARE
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 1,109,232
	8	SHARED VOTING POWER - 0 -
	9	SOLE DISPOSITIVE POWER 1,109,232
	10	SHARED DISPOSITIVE POWER - 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,109,232
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 1.4%
14	TYPE OF REPORTING PERSON OO

CUSIP NO. 01449J105

1	NAME OF REPORTING PERSON SCOPIA PARTNERS LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION DELAWARE
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 38,408
	8	SHARED VOTING POWER - 0 -
	9	SOLE DISPOSITIVE POWER 38,408
	10	SHARED DISPOSITIVE POWER - 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 38,408
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) Less than 1%
14	TYPE OF REPORTING PERSON OO

CUSIP NO. 01449J105

1	NAME OF REPORTING PERSON SCOPIA WINDMILL FUND, LP
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION DELAWARE
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 840,569
	8	SHARED VOTING POWER - 0 -
	9	SOLE DISPOSITIVE POWER 840,569
	10	SHARED DISPOSITIVE POWER - 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 840,569
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 1.0%
14	TYPE OF REPORTING PERSON PN

CUSIP NO. 01449J105

1	NAME OF REPORTING PERSON SCOPIA INTERNATIONAL MASTER FUND LP
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION BERMUDA
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 203,120
	8	SHARED VOTING POWER - 0 -
	9	SOLE DISPOSITIVE POWER 203,120
	10	SHARED DISPOSITIVE POWER - 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 203,120
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) Less than 1%
14	TYPE OF REPORTING PERSON PN

CUSIP NO. 01449J105

1	NAME OF REPORTING PERSON SCOPIA PX INTERNATIONAL MASTER FUND LP
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION BERMUDA
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 1,340,800
	8	SHARED VOTING POWER - 0 -
	9	SOLE DISPOSITIVE POWER 1,340,800
	10	SHARED DISPOSITIVE POWER - 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,340,800
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 1.6%
14	TYPE OF REPORTING PERSON PN

CUSIP NO. 01449J105

1	NAME OF REPORTING PERSON SCOPIA LB LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION DELAWARE
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 6,253
	8	SHARED VOTING POWER - 0 -
	9	SOLE DISPOSITIVE POWER 6,253
	10	SHARED DISPOSITIVE POWER - 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 6,253
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) Less than 1%
14	TYPE OF REPORTING PERSON OO

CUSIP NO. 01449J105

1	NAME OF REPORTING PERSON SCOPIA CAPITAL GP LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION DELAWARE
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 3,616,228
	8	SHARED VOTING POWER - 0 -
	9	SOLE DISPOSITIVE POWER 3,616,228
	10	SHARED DISPOSITIVE POWER - 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 3,616,228
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 4.4%
14	TYPE OF REPORTING PERSON OO

CUSIP NO. 01449J105

1	NAME OF REPORTING PERSON SCOPIA CAPITAL MANAGEMENT LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS WC, AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION DELAWARE
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 3,735,505
	8	SHARED VOTING POWER - 0 -
	9	SOLE DISPOSITIVE POWER 3,735,505
	10	SHARED DISPOSITIVE POWER - 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 3,735,505
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 4.6%
14	TYPE OF REPORTING PERSON OO

CUSIP NO. 01449J105

1	NAME OF REPORTING PERSON MATTHEW SIROVICH
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION USA
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER - 0 -
	8	SHARED VOTING POWER 3,735,505
	9	SOLE DISPOSITIVE POWER - 0 -
	10	SHARED DISPOSITIVE POWER 3,735,505
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 3,735,505
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 4.6%
14	TYPE OF REPORTING PERSON IN

CUSIP NO. 01449J105

1	NAME OF REPORTING PERSON JEREMY MINDICH
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION USA
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER - 0 -
	8	SHARED VOTING POWER 3,735,505
	9	SOLE DISPOSITIVE POWER - 0 -
	10	SHARED DISPOSITIVE POWER 3,735,505
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 3,735,505
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 4.6%
14	TYPE OF REPORTING PERSON IN

CUSIP NO. 01449J105

1	NAME OF REPORTING PERSON CURT R. HARTMAN
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS PF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION USA
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 1,000
	8	SHARED VOTING POWER - 0 -
	9	SOLE DISPOSITIVE POWER 1,000
	10	SHARED DISPOSITIVE POWER - 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,000
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) Less than 1%
14	TYPE OF REPORTING PERSON IN

CUSIP NO. 01449J105

1	NAME OF REPORTING PERSON THEODORE E. MARTIN
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS PF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION USA
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 925
	8	SHARED VOTING POWER - 0 -
	9	SOLE DISPOSITIVE POWER 925
	10	SHARED DISPOSITIVE POWER - 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 925
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) Less than 1%
14	TYPE OF REPORTING PERSON IN

CUSIP NO. 01449J105

The following constitutes Amendment No. 3 to the Schedule 13D filed by the undersigned (“Amendment No. 3”). This Amendment No. 3 amends the Schedule 13D as specifically set forth herein.

Item 3.	Source and Amount of Funds or Other Consideration.

Item 3 is hereby amended and restated as follows:

The source of funds for the purchase of the Shares reported beneficially owned by Coppersmith Capital was the working capital of the respective purchasers (which may, at any given time, include margin loans made by brokerage firms in the ordinary course of business).  Securities positions which may be held in the margin accounts, including the Shares beneficially owned by Coppersmith Capital, may be pledged as collateral security for the repayment of debit balances in the margin accounts.

The Shares purchased by each of Scopia Long, Scopia QP LLC, Scopia PX, Scopia Partners, Scopia Windmill, Scopia International, Scopia PX International and Scopia LB and held in the Managed Account were purchased with working capital (which may, at any given time, include margin loans made by brokerage firms in the ordinary course of business) in open market purchases, except as otherwise noted, as set forth in Schedule A, which is incorporated by reference herein.

The aggregate purchase price of the 1,950,000 Shares beneficially owned by Coppersmith Capital is approximately $50,103,932, including brokerage commissions.

The aggregate purchase price of the 39,318 Shares beneficially owned by Scopia Long is approximately $999,608, excluding brokerage commissions.

The aggregate purchase price of the 38,528 Shares beneficially owned by Scopia QP LLC is approximately $976,282, excluding brokerage commissions.

The aggregate purchase price of the 1,109,232 Shares beneficially owned by Scopia PX is approximately $28,097,393, excluding brokerage commissions.

The aggregate purchase price of the 38,408 Shares beneficially owned by Scopia Partners is approximately $972,737, excluding brokerage commissions.

The aggregate purchase price of the 840,569 Shares beneficially owned by Scopia Windmill is approximately $21,335,953, excluding brokerage commissions.

The aggregate purchase price of the 203,120 Shares beneficially owned by Scopia International is approximately $5,137,517, excluding brokerage commissions.

The aggregate purchase price of the 1,340,800 Shares beneficially owned by Scopia PX International is approximately $34,026,978, excluding brokerage commissions.

The aggregate purchase price of the 6,253 Shares beneficially owned by Scopia LB is approximately $158,935, excluding brokerage commissions.

The aggregate purchase price of the 119,277 Shares held in the Managed Account is approximately $3,030,070, excluding brokerage commissions.

The Shares purchased by each of Messrs. Hartman and Martin were purchased with personal finds in open market purchases.  The aggregate purchase price of the 1,000 Shares beneficially owned by Mr. Hartman is $27,321.  The aggregate purchase price of the 925 Shares beneficially owned by Mr. Martin is $24,998.

CUSIP NO. 01449J105

Item 4.	Purpose of the Transaction.

Item 4 is hereby amended to add the following:

On July 8, 2013, the Reporting Persons delivered a letter to the stockholders of the Issuer detailing a plan to create near-term value and strengthen the Issuer’s overall business.  In the letter, the Reporting Persons stated their belief that the Issuer is deeply undervalued and chronically underperforming as a result of misguided strategy, operational mismanagement and poor capital allocation.  The Reporting Persons set forth in detail a strategic plan to enhance value that can generate stock price appreciation of 74% to 136% by taking the following important steps: 1) divesting of the Health Management division, while partnering to preserve any attractive product sales, in a competitive auction process conducted by a qualified independent investment banker; 2) commencing an aggressive de-leveraging program with divestitures of non-core businesses, including the consumer products joint venture and potentially the Toxicology division; and 3) rationalizing operations, focusing on cost reductions and a culture of ROIC-based decision making and accountability.  The Reporting Persons expressed disappointment that the Issuer proposed a slate of four new hand-picked director candidates for election to the Board of Directors of the Issuer (the “Board”), who, based on public disclosure, have already committed to management’s strategy even before their election to act as stockholders’ fiduciaries.  The Reporting Persons concluded that the Issuer needs a strong, independent Board that will open-mindedly evaluate all viable alternatives to unlock value for stockholders and urged all stockholders to vote on the BLUE proxy card for the election of their three highly-qualified and independent candidates, Curt R. Hartman, Theodore E. Martin and Jerome J. Lande, for election to the Board at the upcoming annual meeting of the stockholders of the Issuer (the “2013 Annual Meeting”).

The Reporting Persons intend to continue to engage in communications with the management, Board and stockholders of the Issuer regarding the 2013 Annual Meeting, the election of their highly-qualified nominees to the Board, and Board composition generally.

Item 5.	Interest in Securities of the Issuer.

Items 5(a)-(c) are hereby amended and restated as follows:

The aggregate percentage of Shares reported owned by each person named herein is based upon 81,337,864 Shares outstanding, as of June 14, 2013, which is the total number of Shares outstanding as reported in the Issuer’s definitive proxy statement in connection with the 2013 Annual Meeting filed with the Securities and Exchange Commission on June 26, 2013.

A.	Coppersmith Capital

(a)	Coppersmith Capital, as the Investment Manager of the Coppersmith Accounts, may be deemed the beneficial owner of the 1,950,000 Shares held in the Coppersmith Accounts.

Percentage: Approximately 2.4%

(b)	1. Sole power to vote or direct vote: 1,950,000
2. Shared power to vote or direct vote: 0
3. Sole power to dispose or direct the disposition: 1,950,000
4. Shared power to dispose or direct the disposition: 0

(c)	Coppersmith Capital has not engaged in any transaction in the Shares since the filing of Amendment No. 2 to the Schedule 13D.

CUSIP NO. 01449J105

B.	Mr. Lande

(a)	Mr. Lande, as a Managing Member of Coppersmith Capital, may be deemed the beneficial owner of the 1,950,000 Shares beneficially owned by Coppersmith Capital.

Percentage: Approximately 2.4%

(b)	1. Sole power to vote or direct vote: 0
2. Shared power to vote or direct vote: 1,950,000
3. Sole power to dispose or direct the disposition: 0
4. Shared power to dispose or direct the disposition: 1,950,000

(c)	Mr. Lande has not engaged in any transaction in the Shares since the filing of Amendment No. 2 to the Schedule 13D.

C.	Mr. Rosenblum

(a)	Mr. Rosenblum, as a Member of Coppersmith Capital, may be deemed the beneficial owner of the 1,950,000 Shares beneficially owned by Coppersmith Capital.

Percentage: Approximately 2.4%

(b)	1. Sole power to vote or direct vote: 0
2. Shared power to vote or direct vote: 1,950,000
3. Sole power to dispose or direct the disposition: 0
4. Shared power to dispose or direct the disposition: 1,950,000

(c)	Mr. Rosenblum has not engaged in any transaction in the Shares since the filing of Amendment No. 2 to the Schedule 13D.

D.	Scopia Long

(a)	As of the close of business on the date hereof, Scopia Long beneficially owned 39,318 Shares.

Percentage: Less than 1%

(b)	1. Sole power to vote or direct vote: 39,318
2. Shared power to vote or direct vote: 0
3. Sole power to dispose or direct the disposition: 39,318
4. Shared power to dispose or direct the disposition: 0

(c)	The transactions in the Shares by Scopia Long since the filing of Amendment No. 2 to the Schedule 13D are set forth in Schedule A and are incorporated herein by reference.

CUSIP NO. 01449J105

E.	Scopia QP LLC

(a)	As of the close of business on the date hereof, Scopia QP LLC beneficially owned 38,528 Shares.

Percentage: Less than 1%

(b)	1. Sole power to vote or direct vote: 38,528
2. Shared power to vote or direct vote: 0
3. Sole power to dispose or direct the disposition: 38,528
4. Shared power to dispose or direct the disposition: 0

(c)	The transactions in the Shares by Scopia QP LLC since the filing of Amendment No. 2 to the Schedule 13D are set forth in Schedule A and are incorporated herein by reference.

F.	Scopia PX

(a)	As of the close of business on the date hereof, Scopia PX beneficially owned 1,109,232 Shares.

Percentage: Approximately 1.4%

(b)	1. Sole power to vote or direct vote: 1,109,232
2. Shared power to vote or direct vote: 0
3. Sole power to dispose or direct the disposition: 1,109,232
4. Shared power to dispose or direct the disposition: 0

(c)	The transactions in the Shares by Scopia PX since the filing of Amendment No. 2 to the Schedule 13D are set forth in Schedule A and are incorporated herein by reference.

G.	Scopia Partners

(a)	As of the close of business on the date hereof, Scopia Partners beneficially owned 38,408 Shares.

Percentage: Less than 1%

(b)	1. Sole power to vote or direct vote: 38,408
2. Shared power to vote or direct vote: 0
3. Sole power to dispose or direct the disposition: 38,408
4. Shared power to dispose or direct the disposition: 0

(c)	The transactions in the Shares by Scopia Partners since the filing of Amendment No. 2 to the Schedule 13D are set forth in Schedule A and are incorporated herein by reference.

CUSIP NO. 01449J105

H.	Scopia Windmill

(a)	As of the close of business on the date hereof, Scopia Windmill beneficially owned 840,569 Shares.

Percentage: Approximately 1.0%

(b)	1. Sole power to vote or direct vote: 840,569
2. Shared power to vote or direct vote: 0
3. Sole power to dispose or direct the disposition: 840,569
4. Shared power to dispose or direct the disposition: 0

(c)	The transactions in the Shares by Scopia Windmill since the filing of Amendment No. 2 to the Schedule 13D are set forth in Schedule A and are incorporated herein by reference.

I.	Scopia International

(a)	As of the close of business on the date hereof, Scopia International beneficially owned 203,120 Shares.

Percentage: Less than 1%

(b)	1. Sole power to vote or direct vote: 203,120
2. Shared power to vote or direct vote: 0
3. Sole power to dispose or direct the disposition: 203,120
4. Shared power to dispose or direct the disposition: 0

(c)	The transactions in the Shares by Scopia International since the filing of Amendment No. 2 to the Schedule 13D are set forth in Schedule A and are incorporated herein by reference.

J.	Scopia PX International

(a)	As of the close of business on the date hereof, Scopia PX International beneficially owned 1,340,800 Shares.

Percentage: Approximately 1.6%

(b)	1. Sole power to vote or direct vote: 1,340,800
2. Shared power to vote or direct vote: 0
3. Sole power to dispose or direct the disposition: 1,340,800
4. Shared power to dispose or direct the disposition: 0

(c)	The transactions in the Shares by Scopia PX International since the filing of Amendment No. 2 to the Schedule 13D are set forth in Schedule A and are incorporated herein by reference.

CUSIP NO. 01449J105

K.           Scopia LB

(a)	As of the close of business on the date hereof, Scopia LB beneficially owned 6,253 Shares.

Percentage: Less than 1%

(b)	1. Sole power to vote or direct vote: 6,253
2. Shared power to vote or direct vote: 0
3. Sole power to dispose or direct the disposition: 6,253
4. Shared power to dispose or direct the disposition: 0

(c)	The transactions in the Shares by Scopia LB during the past 60 days are set forth in Schedule A and are incorporated herein by reference.

L.	Scopia Capital

(a)
Scopia Capital, as the Managing Member of each of Scopia Long, Scopia QP LLC, Scopia PX, Scopia Partners and Scopia LB, and the general partner of Scopia Windmill, Scopia International and Scopia PX International, may be deemed the beneficial owner of the: (i) 39,318 Shares owned by Scopia Long; (ii) 38,528 Shares owned by Scopia QP LLC; (iii) 1,109,232 Shares owned by Scopia PX; (iv) 38,408 Shares owned by Scopia Partners; (v) 6,253 Shares owned by Scopia LB; (vi) 840,569 Shares owned by Scopia Windmill; (vii) 203,120 Shares owned by Scopia International; and (viii) 1,340,800 Shares owned by Scopia PX International.

Percentage: Approximately 4.4%

(b)	1. Sole power to vote or direct vote: 3,616,228
2. Shared power to vote or direct vote: 0
3. Sole power to dispose or direct the disposition: 3,616,228
4. Shared power to dispose or direct the disposition: 0

(c)
Scopia Capital has not entered into any transactions in the Shares since the filing of Amendment No. 2 to the Schedule 13D.  The transactions in the Shares on behalf of each of Scopia Long, Scopia QP LLC, Scopia PX, Scopia Partners, Scopia Windmill, Scopia International, Scopia PX International and Scopia LB since the filing of Amendment No. 2 to the Schedule 13D are set forth in Schedule A and are incorporated herein by reference.

M.	Scopia Management

(a)
Scopia Management, as the Investment Manager of each of Scopia Long, Scopia QP LLC, Scopia PX, Scopia Partners, Scopia Windmill, Scopia International, Scopia PX International, Scopia LB and of the Managed Account, may be deemed the beneficial owner of the: (i) 39,318 Shares owned by Scopia Long; (ii) 38,528 Shares owned by Scopia QP LLC; (iii) 1,109,232 Shares owned by Scopia PX; (iv) 38,408 Shares owned by Scopia Partners; (v) 840,569 Shares owned by Scopia Windmill; (vi) 203,120 Shares owned by Scopia International; (vii) 1,340,800 Shares owned by Scopia PX International; (viii) 6,253 Shares owned by Scopia LB and (ix)  119,277 Shares held in the Managed Account.

Percentage: Approximately 4.6%

(b)	1. Sole power to vote or direct vote: 3,735,505
2. Shared power to vote or direct vote: 0
3. Sole power to dispose or direct the disposition: 3,735,505
4. Shared power to dispose or direct the disposition: 0

(c)
Scopia Management has not directly entered into any transactions in the Shares since the filing of Amendment No. 2 to the Schedule 13D.  The transactions in the Shares on behalf of each of Scopia Long, Scopia QP LLC, Scopia PX, Scopia Partners, Scopia Windmill, Scopia International, Scopia PX International, Scopia LB and through the Managed Account since the filing of Amendment No. 2 to the Schedule 13D are set forth in Schedule A and are incorporated herein by reference.

CUSIP NO. 01449J105

N.	Mr. Sirovich

(a)
Mr. Sirovich, as a Managing Director of the Managing Member of Scopia Management, may be deemed the beneficial owner of the: (i) 39,318 Shares owned by Scopia Long; (ii) 38,528 Shares owned by Scopia QP LLC; (iii) 1,109,232 Shares owned by Scopia PX; (iv) 38,408 Shares owned by Scopia Partners; (v) 840,569 Shares owned by Scopia Windmill; (vi) 203,120 Shares owned by Scopia International; (vii) 1,340,800 Shares owned by Scopia PX International; (viii) 6,253 Shares owned by Scopia LB and (ix)  119,277 Shares held in the Managed Account.

Percentage: Approximately 4.6%

(b)	1. Sole power to vote or direct vote: 0
2. Shared power to vote or direct vote: 3,735,505
3. Sole power to dispose or direct the disposition: 0
4. Shared power to dispose or direct the disposition: 3,735,505

(c)
Mr. Sirovich has not entered into any transactions in the Shares since the filing of Amendment No. 2 to the Schedule 13D.  The transactions in the Shares on behalf of each of Scopia Long, Scopia QP LLC, Scopia PX, Scopia Partners, Scopia Windmill, Scopia International, Scopia PX International, Scopia LB and through the Managed Account since the filing of Amendment No. 2 to the Schedule 13D are set forth in Schedule A and are incorporated herein by reference.

O.	Mr. Mindich

(a)
Mr. Mindich, as a Managing Director of the Managing Member of Scopia Management, may be deemed the beneficial owner of the: (i) 39,318 Shares owned by Scopia Long; (ii) 38,528 Shares owned by Scopia QP LLC; (iii) 1,109,232 Shares owned by Scopia PX; (iv) 38,408 Shares owned by Scopia Partners; (v) 840,569 Shares owned by Scopia Windmill; (vi) 203,120 Shares owned by Scopia International; (vii) 1,340,800 Shares owned by Scopia PX International; (viii) 6,253 Shares owned by Scopia LB and (ix)  119,277 Shares held in the Managed Account.

Percentage: Approximately 4.6%

(b)	1. Sole power to vote or direct vote: 0
2. Shared power to vote or direct vote: 3,735,505
3. Sole power to dispose or direct the disposition: 0
4. Shared power to dispose or direct the disposition: 3,735,505

(c)
Mr. Mindich has not entered into any transactions in the Shares since the filing of Amendment No. 2 to the Schedule 13D.  The transactions in the Shares on behalf of each of Scopia Long, Scopia QP LLC, Scopia PX, Scopia Partners, Scopia Windmill, Scopia International, Scopia PX International, Scopia LB and through the Managed Account since the filing of Amendment No. 2 to the Schedule 13D are set forth in Schedule A and are incorporated herein by reference.

CUSIP NO. 01449J105

P.	Mr. Hartman

(a)	As of the close of business on the date hereof, Mr. Hartman beneficially owns 1,000 Shares.

Percentage: Less than 1%

(b)	1. Sole power to vote or direct vote: 1,000
2. Shared power to vote or direct vote: 0
3. Sole power to dispose or direct the disposition: 1,000
4. Shared power to dispose or direct the disposition: 0

(c)	Mr. Hartman has not engaged in any transaction in the Shares since the filing of Amendment No. 2 to the Schedule 13D.

Q.	Mr. Martin

(a)	As of the close of business on the date hereof, Mr. Martin beneficially owns 925 Shares.

Percentage: Less than 1%

(b)	1. Sole power to vote or direct vote: 925
2. Shared power to vote or direct vote: 0
3. Sole power to dispose or direct the disposition: 925
4. Shared power to dispose or direct the disposition: 0

(c)	Mr. Martin has not engaged in any transaction in the Shares since the filing of Amendment No. 2 to the Schedule 13D.

An aggregate of 5,687,430 Shares, constituting approximately 7.0% of the Shares outstanding, are reported in this Schedule 13D.

The Reporting Persons, as members of a “group” for the purposes of Section 13(d)(3) of the Securities Exchange Act of 1934, as amended, may be deemed the beneficial owner of the Shares directly owned by the other Reporting Person.  Each Reporting Person disclaims beneficial ownership of such Shares except to the extent of his or its pecuniary interest therein.

CUSIP NO. 01449J105

SIGNATURES

After reasonable inquiry and to the best of his knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated:  July 10, 2013

COPPERSMITH CAPITAL MANAGEMENT, LLC

By:	/s/ Jerome J. Lande
	Name:	Jerome J. Lande
	Title:	Managing Member

/s/ Jerome J. Lande
JEROME J. LANDE, Individually and as Attorney-In-Fact for Curt R. Hartman and Theodore E. Martin

/s/ Craig Rosenblum
CRAIG ROSENBLUM

CUSIP NO. 01449J105

SCOPIA PARTNERS LLC			SCOPIA PARTNERS QP LLC

By: Scopia Capital Management LLC, its Investment Manager			By: Scopia Capital Management LLC, its Investment Manager

Matthew Sirovich
By:	/s/ Matthew Sirovich		By:	/s/ Matthew Sirovich
	Name:	Matthew Sirovich		Name:	Matthew Sirovich
	Title:	Managing Director of its Managing Member		Title:	Managing Director of its Managing Member

SCOPIA PX, LLC			SCOPIA LONG LLC

By: Scopia Capital Management LLC, its Investment Manager			By: Scopia Capital Management LLC, its Investment Manager

By:	/s/ Matthew Sirovich		By:	/s/ Matthew Sirovich
	Name:	Matthew Sirovich		Name:	Matthew Sirovich
	Title:	Managing Director of its Managing Member		Title:	Managing Director of its Managing Member

SCOPIA INTERNATIONAL MASTER FUND LP			SCOPIA PX INTERNATIONAL MASTER FUND LP

By: Scopia Capital Management LLC, its Investment Manager			By: Scopia Capital Management LLC, its Investment Manager

By:	/s/ Matthew Sirovich		By:	/s/ Matthew Sirovich
	Name:	Matthew Sirovich		Name:	Matthew Sirovich
	Title:	Managing Director of its Managing Member		Title:	Managing Director of its Managing Member

SCOPIA WINDMILL FUND, LP			SCOPIA LB LLC

By: Scopia Capital Management LLC, its Investment Manager			By: Scopia Capital Management LLC, its Investment Manager

By:	/s/ Matthew Sirovich		By:	/s/ Matthew Sirovich
	Name:	Matthew Sirovich		Name:	Matthew Sirovich
	Title:	Managing Director of its Managing Member		Title:	Managing Director of its Managing Member

CUSIP NO. 01449J105

SCOPIA CAPITAL GP LLC

By:	/s/ Matthew Sirovich
	Name:	Matthew Sirovich
	Title:	Manager

SCOPIA CAPITAL MANAGEMENT LLC

By:	/s/ Matthew Sirovich
	Name:	Matthew Sirovich
	Title:	Managing Director of its Managing Member

/s/ Matthew Sirovich
MATTHEW SIROVICH

/s/ Jeremy Mindich
JEREMY MINDICH

CUSIP NO. 01449J105

SCHEDULE A

Transactions in the Shares since the Filing of Amendment No. 2 to the Schedule 13D

Shares of Common Stock Purchased/(Sold)	Price Per Share($)	Date of Purchase / Sale

SCOPIA LONG LLC

249	24.4999	07/02/2013
35	24.4062	07/03/2013

SCOPIA PARTNERS QP LLC

244	24.4999	07/02/2013
34	24.4062	07/03/2013

SCOPIA PX, LLC

7,033	24.4999	07/02/2013
988	24.4062	07/03/2013

SCOPIA PARTNERS LLC

243	24.4999	07/02/2013
34	24.4062	07/03/2013

SCOPIA WINDMILL FUND, LP

5,330	24.4999	07/02/2013
748	24.4062	07/03/2013

SCOPIA INTERNATIONAL MASTER FUND LP

1,288	24.4999	07/02/2013
180	24.4062	07/03/2013

SCOPIA PX INTERNATIONAL MASTER FUND LP

8,194	24.4999	07/02/2013
1,154	24.4062	07/03/2013

CUSIP NO. 01449J105

SCOPIA LB LLC

39	24.4999	07/02/2013
5	24.4062	07/03/2013

SCOPIA CAPITAL MANAGEMENT LLC
(Through the Scopia Managed Account)

756	24.4999	07/02/2013
106	24.4062	07/03/2013